(Excerpt translation)

FILE NO. 082-04861

July 30, 2007

BRIEF STATEMENT OF FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2008

Name of listed company:	**MegaChips Corporation**
Code number:	6875
Listing exchange:	Tokyo Stock Exchange, First Section
URL:	http://www.megachips.co.jp/
Representative:	Shigeki Matsuoka President and Representative Dire
Person to contact:	Masayuki Fujii Director and Department Manage Corporate Planning Department (TEL: (06) - 6399-2884)

1. Consolidated operating results for the first quarter of the year ending (from April 1, 2007 to June 30, 2007):

(1) Development of operating results (consolidated):

(The percentages indicate the rates of increase or decrease from the first quarter of the previous fiscal year.)

	First quarter of the year ending March 31,		Year ended March 31, 2007
	2008	2007	
Sales	¥10,311 million (50.4%)	¥6,857 million (56.6%)	¥44,696 million
Operating profit	¥454 million (78.0%)	¥255 million (53.1%)	¥2,920 million
Ordinary profit	¥421 million (67.4%)	¥251 million (57.3%)	¥2,869 million
Profit for the quarter (year)	¥312 million (289.2%)	¥80 million (1.5%)	¥1,519 million
Profit for the quarter (year) per share	¥12.62	¥3.25	¥61.34
Fully diluted earnings for the quarter (year) per share	¥12.57	¥3.23	¥61.07

dw 10/2

(2) Consolidated financial condition:

	First quarter of the year ending March 31, 2008	First quarter of the year ending March 31, 2007	Year ended March 31, 2007
Total assets	¥29,789 million	¥22,222 million	¥32,342 million
Net assets	¥19,368 million	¥15,971 million	¥19,693 million
Net worth ratio	65.0%	71.9%	60.9%
Net assets per share	¥781.55	¥645.18	¥794.84

(3) Consolidated cash flow condition:

	First quarter of the year ending March 31, 2008	First quarter of the year ending March 31, 2007	Year ended March 31, 2007
Cash flows from operating activities	(¥616 million)	¥1,010 million	(¥1,919 million)
Cash flows from investing activities	(¥230 million)	(¥139 million)	(¥660 million)
Cash flows from financing activities	(¥1,411 million)	(¥308 million)	¥2,633 million
Cash and cash equivalents at the end of the quarter (year)	¥2,472 million	¥5,238 million	¥4,737 million

2. State of dividends:

Dividend per share for the first quarter of the year: -

3. Forecast of consolidated operating results for the year ending March 31, 2008 (April 1, 2007 through March 31, 2008):

(The percentages indicate the rates of increase or decrease from the previous fiscal year in respect of the whole-year period, and from the first six months of the previous fiscal year in respect of the first six months, respectively.)

	First six months	Whole-year period
Sales	¥26,300 million (42.9%)	¥55,800 million (24.8%)
Operating profit	¥1,460 million (35.2%)	¥3,600 million (23.3%)
Ordinary profit	¥1,460 million (36.8%)	¥3,600 million (25.5%)
Profit for the year	¥1,420 million (166.9%)	¥2,650 million (74.4%)
Profit for the year per share	¥57.31	¥106.95

4. Others

(Translation omitted)

5. Consolidated Financial Statements for the First Quarter (Condensed)

(1) Consolidated Balance Sheet for the First Quarter (Condensed):

(thousand yen)

	First quarter ended June 30, 2006 (as at June 30, 2006)	First quarter ended June 30, 2007 (as at June 30, 2007)	Increase or decrease		Year ended March 31, 2007 (as at March 31, 2007)
ASSETS				(%)	
I. Current assets					
1. Cash and deposits	5,238,573	2,472,975	(2,765,598)	(52.8)	4,737,569
2. Trade notes and trade accounts receivable	11,358,826	17,227,008	5,868,182	51.7	18,316,089
3. Inventories	1,252,050	3,127,522	1,875,471	149.8	2,357,514
4. Others	836,673	702,633	(134,039)	(16.0)	630,501
Allowance for doubtful receivables	(910)	(403)	506	(55.6)	(1,448)
Total current assets	18,685,213	23,529,735	4,844,521	25.9	26,040,227
II. Fixed assets					
1. Tangible fixed assets	156,251	171,865	15,614	10.0	160,709
2. Intangible fixed assets	208,146	192,021	(16,124)	(7.7)	154,356
3. Investments and other assets					
(1) Investment securities	2,110,643	4,446,608	2,335,965	110.7	4,643,485
(2) Others	1,062,331	1,449,602	387,270	36.5	1,343,439
Total investments and other assets	3,172,974	5,896,210	2,723,235	85.8	5,986,924
Total fixed assets	3,537,372	6,260,097	2,722,725	77.0	6,301,989
TOTAL ASSETS	22,222,585	29,789,832	7,567,247	34.1	32,342,216
LIABILITIES					
I. Current liabilities					
1. Trade accounts payable	1,960,140	4,084,112	2,123,972	108.4	4,640,965
2. Short-term loans payable	3,000,000	3,000,000	-	-	4,000,000
3. Accrued corporate income taxes	183,796	105,793	(78,003)	(42.4)	968,980
4. Others	1,066,592	1,049,417	(17,175)	(1.6)	836,239
Total current liabilities	6,210,528	8,239,323	2,028,794	32.7	10,446,184
II. Fixed liabilities					
1. Long-term loans payable	-	2,000,000	2,000,000	-	2,000,000
2. Others	40,591	182,407	141,816	349.4	202,464
Total fixed liabilities	40,591	2,182,407	2,141,816	5,276.6	2,202,464
TOTAL LIABILITIES	6,251,120	10,421,730	4,170,610	66.7	12,648,648
SHAREHOLDERS' EQUITY					
I. Capital	4,840,313	-	(4,840,313)	-	-
II. Additional paid-in capital	6,181,300	-	(6,181,300)	-	-
III. Retained earnings	7,065,801	-	(7,065,801)	-	-
IV. Revaluation difference of other securities	(346,905)	-	346,905	-	-
V. Foreign exchange translation adjustment	148,891	-	(148,891)	-	-
VI. Treasury stock	(1,917,936)	-	1,917,936	-	-
TOTAL SHAREHOLDERS' EQUITY	15,971,465	-	(15,971,465)	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	22,222,585	-	(22,222,585)	-	-

(thousand yen)

	First quarter ended June 30, 2006 (as at June 30, 2006)	First quarter ended June 30, 2007 (as at June 30, 2007)	Increase or decrease		Year ended March 31, 2007 (as at March 31, 2007)
<u>NET ASSETS</u>					
I. Shareholders equity:					
1. Capital	-	4,840,313	4,840,313	-	4,840,313
2. Additional paid-in capital	-	6,181,300	6,181,300	-	6,181,300
3. Retained earnings	-	8,362,197	8,362,197	-	8,497,051
4. Treasury stock	-	(1,875,273)	(1,875,273)	-	(1,883,049)
Total shareholders equity	-	17,508,537	17,508,537	-	17,635,616
II. Revaluation and exchange differences, etc.:					
1. Revaluation difference of other securities	-	1,747,419	1,747,419	-	1,889,059
2. Foreign exchange translation adjustment	-	112,144	112,144	-	168,892
Total revaluation and exchange differences, etc.	-	1,859,564	1,859,564	-	2,057,951
TOTAL NET ASSETS	-	19,368,102	19,368,102	-	19,693,567
TOTAL LIABILITIES AND NET ASSETS	-	29,789,832	29,789,832	-	32,342,216

(2) Consolidated Profit and Loss Statement for the First Quarter (Condensed):

(thousand yen)

	First quarter ended June 30, 2006 (from April 1, 2006 to June 30, 2006)	First quarter ended June 30, 2007 (from April 1, 2007 to June 30, 2007)	Increase or decrease		Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)
				(%)	
I. Sales	6,857,323	10,311,545	3,454,222	50.4	44,696,215
II. Cost of sales	5,700,955	8,754,470	3,053,515	53.6	37,867,342
Gross profit on sales	1,156,367	1,557,074	400,707	34.7	6,828,872
III. Selling, general and administrative expenses	901,250	1,102,917	201,666	22.4	3,908,054
Operating profit	255,117	454,157	199,040	78.0	2,920,818
IV. Non-operating profit	4,411	7,979	3,568	80.9	13,541
V. Non-operating expenses	7,976	41,033	33,057	414.4	65,158
Ordinary profit	251,551	421,103	169,551	67.4	2,869,201
VI. Special income	-	-	-	-	36,258
VII. Special loss	-	15,417	15,417	-	50,000
Income before income taxes and others	251,551	405,686	154,134	61.3	2,855,460
Interperiod tax allocation adjustment	171,195	92,906	(78,289)	(45.7)	1,336,287
Profit for the quarter (year)	80,356	312,779	232,423	289.2	1,519,172

(3) Consolidated Surplus Statement for the First Quarter (Condensed) and Consolidated Statement of Changes in Shareholders' Equity, Etc. (Condensed):

Consolidated Surplus Statement for the First Quarter (Condensed)

(thousand yen)

	First quarter ended June 30, 2006 (from April 1, 2006 to June 30, 2006)	
(Capital surplus)		
I. Beginning balance of capital surplus		6,181,300
II. Ending balance of capital surplus		6,181,300
(Retained earnings)		
I. Beginning balance of retained earnings		7,441,028
II. Increase in retained earnings		
1. Profit for the quarter	80,356	80,356
III. Decrease in retained earnings		
1. Cash dividends	396,083	
2. Bonuses for officers	59,500	455,583
IV. Ending balance of retained earnings		7,065,801

Consolidated Statement of Changes in Shareholders' Equity, Etc. (Condensed)
For the First Quarter of the Year ending March 31, 2008 (From April 1, 2007 to June 30, 2007)

(thousand yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	4,840,313	6,181,300	8,497,051	(1,883,049)	17,635,616
Changes during the first quarter of the year					
Distribution of surplus			(445,983)		(445,983)
Profit for the first quarter of the year			312,779		312,779
Disposition of treasury stock			(1,651)	7,776	6,124
Changes in items other than shareholders' equity during the year - net					
Total change during the first quarter of the year	-	-	(134,854)	7,776	(127,078)
Balance as of June 30, 2007	4,840,313	6,181,300	8,362,197	(1,875,273)	17,508,537

	Revaluation and exchange differences, etc.			Total net assets
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2007	1,889,059	168,892	2,057,951	19,693,567
Changes during the first quarter of the year				
Distribution of surplus				(445,983)
Profit for the first quarter of the year				312,779
Disposition of treasury stock				6,124
Changes in items other than shareholders' equity during the year – net	(141,639)	(56,747)	(198,387)	(198,387)
Total change during the first quarter of the year	(141,639)	(56,747)	(198,387)	(325,465)
Balance as of June 30, 2007	1,747,419	112,144	1,859,564	19,368,102

Consolidated Statement of Changes in Shareholders' Equity, Etc. (April 1, 2006 through March 31, 2007)

(thousand yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,840,313	6,181,300	7,441,028	(1,917,871)	16,544,770
Changes during the year					
Distribution of surplus*			(396,083)		(396,083)
Officers' bonuses*			(59,500)		(59,500)
Profit for the year			1,519,172		1,519,172
Acquisition of treasury stock				(815)	(815)
Disposition of treasury stock			(7,565)	35,637	28,072
Changes in items other than shareholders' equity during the year – net					
Total change during the year	-	-	1,056,023	34,822	1,090,845
Balance as of March 31, 2007	4,840,313	6,181,300	8,497,051	(1,883,049)	17,635,616

	Revaluation and exchange differences, etc.			Total net assets
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2006	158,728	130,432	289,160	16,833,931
Changes during the year				
Distribution of surplus*				(396,083)
Officers' bonuses*				(59,500)
Profit for the year				1,519,172
Acquisition of treasury stock				(815)
Disposition of treasury stock				28,072
Changes in items other than shareholders' equity during the year – net	1,730,331	38,460	1,768,791	1,768,791
Total change during the year	1,730,331	38,460	1,768,791	2,859,636
Balance as of March 31, 2007	1,889,059	168,892	2,057,951	19,693,567

* Item of appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006.

(4) Consolidated Statements of Cash Flows for the First Quarter (Condensed):

(thousand yen)

	First quarter ended June 30, 2006 (from April 1, 2006 to June 30, 2006)	First quarter ended June 30, 2007 (from April 1, 2007 to June 30, 2007)	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)
I. Cash flows from operating activities			
Income before income taxes and others	251,551	405,686	2,855,460
Depreciation	43,058	37,122	179,841
Amortization of long-term prepaid expenses	15,428	28,491	69,104
Decrease in allowance for doubtful receivables	(1,603)	(1,141)	(1,693)
Increase (decrease) in allowance for bonuses	(70,461)	(99,618)	39,310
Increase in allowance for bonuses for officers	16,251	17,325	-
(Increase) decrease in trade accounts receivable	2,427,067	1,084,577	(4,527,485)
Increase in inventories	(281,866)	(770,358)	(1,387,331)
Increase (decrease) in trade accounts payable	(1,089,118)	(563,934)	1,597,354
Others	207,921	227,031	143,756
Subtotal	1,518,228	365,182	(1,031,683)
Interest and dividend income	1,507	5,098	7,886
Interest paid	(1,158)	(22,613)	(33,300)
Corporate income taxes paid	(507,841)	(937,472)	(1,111,455)
Corporate income taxes refunded	-	-	249,110
Legal settlement paid	-	(26,250)	-
Net cash provided by operating activities	1,010,736	(616,054)	(1,919,442)
II. Cash flows from investing activities			
Purchase of tangible fixed assets	(9,630)	(16,439)	(49,856)
Purchase of intangible fixed assets	(74,574)	(30,835)	(114,430)
Sale of investment securities	1,656	1,800	31,968
Payment for long-term prepaid expenses	(56,814)	(144,860)	(529,699)
Payment of guarantee	(50)	(42,279)	(2,963)
Refund of guarantee	221	1,285	2,162
Refund premiums	-	999	2,351
Net cash provided by investing activities	(139,192)	(230,330)	(660,468)
III. Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	-	(1,000,000)	1,000,000
Proceeds from long-term loans payable	-	-	2,000,000
Net (increase) decrease in treasury stock	(64)	6,124	27,256
Cash dividends paid	(308,683)	(417,753)	(393,952)
Net cash provided by financing activities	(308,748)	(1,411,629)	2,633,304
IV. Translation gain related to cash and cash equivalents	(1,989)	(6,580)	6,410
V. Net increase (decrease) in cash and cash equivalents	560,807	(2,264,594)	59,803
VI. Cash and cash equivalents at beginning of the quarter (year)	4,677,766	4,737,569	4,677,766
VII. Cash and cash equivalents at end of the quarter (year)	5,238,573	2,472,975	4,737,569

END